                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------


                                 AMENDMENT NO. 4
                                       TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)


                           --------------------------


                            LNR PROPERTY CORPORATION
                                (Name of Issuer)

                           --------------------------


                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)

                           --------------------------

                                    501940100
                                 (CUSIP Number)

                           --------------------------

                            DAVID W. BERNSTEIN, ESQ.
                             CLIFFORD CHANCE US LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                           --------------------------

                                 APRIL 26, 2004
             (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                  Page 1 of 12
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CUSIP No. 501940100                    13D                    Page 2 of 12 Pages

  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        MFA LIMITED PARTNERSHIP

  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [ ]
  3.    SEC USE ONLY


  4.    SOURCES OF FUNDS

        NOT APPLICABLE

  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)
                                                                            [ ]

  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

                  7.     SOLE VOTING POWER

   NUMBER OF
     SHARES       8.     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY             7,188,631
      EACH
   REPORTING      9.     SOLE DISPOSITIVE POWER
  PERSON WITH

                 10.     SHARED DISPOSITIVE POWER

                         7,188,631


  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,188,631

  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [ ]

  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        26.5%

  14.   TYPE OF REPORTING PERSON

        PN


                               Page 2 of 12 Pages
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CUSIP No. 501940100                     13D                   Page 3 of 12 Pages

  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        LMM FAMILY CORP.

  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [ ]
  3.    SEC USE ONLY


  4.    SOURCES OF FUNDS

        NOT APPLICABLE

  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)
                                                                            [ ]

  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

                  7.     SOLE VOTING POWER

   NUMBER OF
     SHARES       8.     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY             8,637,831
      EACH
   REPORTING      9.     SOLE DISPOSITIVE POWER
  PERSON WITH

                 10.     SHARED DISPOSITIVE POWER

                          8,637,831

  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,637,831

  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [ ]

  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        30.2%

  14.   TYPE OF REPORTING PERSON

        CO


                               Page 3 of 12 Pages
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CUSIP No. . 501940100                   13D                   Page 4 of 12 Pages


  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        MARITAL TRUST I CREATED UNDER AMENDED AND RESTATED REVOCABLE TRUST AGREEMENT DATED JUNE 8, 2001

  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [ ]
  3.    SEC USE ONLY


  4.    SOURCES OF FUNDS

        NOT APPLICABLE

  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)
                                                                            [ ]
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION


                  7.      SOLE VOTING POWER

   NUMBER OF
     SHARES       8.      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY              8,637,831
      EACH
   REPORTING      9.      SOLE DISPOSITIVE POWER
  PERSON WITH

                 10.      SHARED DISPOSITIVE POWER

                          8,637,831

  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,637,831

  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [ ]

  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        30.2%

  14.   TYPE OF REPORTING PERSON

        OO

                               Page 4 of 12 Pages
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CUSIP No. 501940100                     13D                   Page 5 of 12 Pages

  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

        THE MILLER CHARITABLE FUND, L.P.

  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [X]
                                                                        (b) [ ]
  3.    SEC USE ONLY

  4.    SOURCES OF FUNDS

        NOT APPLICABLE

  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)
                                                                            [ ]

  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

                  7.     SOLE VOTING POWER

   NUMBER OF
     SHARES       8.     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY             1,449,200
      EACH
   REPORTING      9.     SOLE DISPOSITIVE POWER
  PERSON WITH

                 10.     SHARED DISPOSITIVE POWER

                         1,449,200

  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,449,200

  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.8%

  14.   TYPE OF REPORTING PERSON

        PN

                               Page 5 of 12 Pages
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ITEM 5. INTEREST IN SECURITIES OF ISSUER.

Item 5 is amended by adding at the end of the text responding to paragraphs (a) and (b) the following:

      On April 26, 2004, the Partnership transferred 333,333 shares of Class B common stock to The LM Stuart Miller Irrevocable Trust u/a 10/6/94 and an additional 333,333 shares of Class B common stock to The Leslie Saiontz Irrevocable Trust u/a 10/6/94. Therefore, for purposes of Section 13 under the Securities Exchange Act of 1934, as amended, (i) the Partnership is the beneficial owner, with shared voting and dispositive power, with regard to a total of 7,188,631 shares of common stock of the Company, (ii) the Fund is the beneficial owner, with shared voting and dispositive power, with regard to a total of 1,449,200 shares of common stock of the Company, and (iii) each of the Corporation and Marital Trust I is the beneficial owner, with shared voting and dispositive power, with regard to a total of 8,637,831 shares of common stock of the Company. Stuart Miller, who also is the beneficial owner of those 8,637,831 shares of common stock of the Company, has reported his ownership on a separate
Schedule 13D.

      Giving effect to the conversion into common stock of all the shares of Class B Common Stock beneficially owned, respectively, by the Partnership, the Fund, the Corporation and Marital Trust I, and based upon the information as to outstanding shares contained in the Company's Quarterly Report on Form 10-Q for the quarter ended February 29, 2004 (19,952,871 shares of common stock), (i) the shares of common stock of which the Partnership is the beneficial owner constitute 26.5% of the outstanding shares of common stock, (ii) the shares of common stock of which the Fund is the beneficial owner constitute 6.8% of the outstanding shares of common stock, and (iii) the shares of common stock of which each of the Corporation and Marital Trust I is the beneficial owner constitute 30.2% of the outstanding shares of common stock.

      Each share of Class B Common Stock entitles the holder to cast 10 votes, while each share of common stock entitles the holder to cast one vote. Therefore, the 8,637,831 shares of Class B Common Stock with regard to which the Corporation and Marital Trust I have shared voting power entitles the holder to cast a total of 86,378,310 votes, which is 73.4% of all the votes that may be cast at a meeting of the Company's stockholders.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Exhibit A - - Amended Joint Filing Agreement dated April 28, 2004.


                               Page 6 of 12 Pages
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                                    SIGNATURE

      After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: April 28, 2004



                                  MARITAL TRUST I UNDER LEONARD MILLER
                                  AMENDED AND RESTATED REVOCABLE TRUST
                                  AGREEMENT DATED JUNE 8, 2001


                                  By /s/ Stuart A. Miller
                                     -------------------------------------------
                                     Stuart A. Miller, Trustee


                                  LMM FAMILY CORPORATION



                                  By /s/ Stuart A. Miller
                                     -------------------------------------------
                                     Stuart A. Miller, President


                                  MFA LIMITED PARTNERSHIP
                                     By LMM FAMILY CORPORATION, General Partner



                                     By /s/ Stuart A. Miller
                                       -----------------------------------------
                                       Stuart A. Miller, President


                                  THE MILLER CHARITABLE FUND, L.P.
                                  By: LMM Family Corp.
                                      its Sole General Partner

                                  By: /s/ Stuart A. Miller
                                     -------------------------------------------
                                     Name:  Stuart A. Miller
                                     Title:    President

                               Page 7 of 12 Pages